SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2.
(Amendment No.1)*
ALTITUDE INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

02156A105
(CUSIP Number)

September 2, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___Rule 13d-1(b)
_X__Rule 13d-1(c)
___Rule 13d-1(d)

*The remainder of this cover pageshall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover pageshall not be deemed to be filed for purposes of Section18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:02156A105
1. Names of Reporting Persons. FVP Opportunity Fund III, LP
2. Check the Appropriate Box if a Member of a Group
(a)__
(b)__
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 48,902,657 shares of common stock

7. Sole Dispositive Power 0

8. Shared Dispositive Power 48,902,657 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 48,902,657 shares of Common Stock

10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ?
11.Percent of Class Represented by Amount in Row (9) 10.37%
12.Type of Reporting Person (See Instructions) OO
CUSIP No:02156A105
1. Names of Reporting Persons. FVP Opportunity Fund IV, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)_____
(b)_____
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power 0

6. Shared Voting Power 10,275,480 shares of Common Stock

7. Sole Dispositive Power 0

8. Shared Dispositive Power 10,275,480 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,275,480 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)?

11. Percent of Class Represented by Amount in Row (9)  2.18%
12. Type of Reporting Person (See Instructions) OO

CUSIP No:02156A105
1. Names of Reporting Persons. Feenix Venture Partners Opportunity Fund, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)___
(b)___
3. SEC Use Only
4. Citizenship or Place of Organization  Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With:
5. Sole Voting Power 0

6. Shared Voting Power 2,000,000 shares of Common Stock

7. Sole Dispositive Power 0

8.Shared Dispositive Power 2,000,000 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ?

11. Percent of Class Represented by Amount in Row (9)  0.42%

12. Type of Reporting Person (See Instructions) OO

CUSIP No:02156A105

1. Names of Reporting Persons. Feenix Venture Partners Opportunity Fund II, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)____
(b)____
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 2,000,000 shares of Common Stock

7. Sole Dispositive Power 0

8. Shared Dispositive Power 2,000,000 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)?

11. Percent of Class Represented by Amount in Row (9)  0.42%

12. Type of Reporting Person (See Instructions) OO

CUSIP No:02156A105

1. Names of Reporting Persons. FVP Investments, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)___
(b)___

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 1,712,580 shares of Common Stock

7. Sole Dispositive Power 0

8. Shared Dispositive Power 1,712,580 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,580 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)?

11. Percent of Class Represented by Amount in Row (9) 0.36%

12. Type of Reporting Person (See Instructions) OO

CUSIP No:02156A105

1. Names of Reporting Persons. Feenix Venture Partners, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)_____
(b)_____

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With

5. Sole Voting Power

6. Shared Voting Power 65,510,174 shares of Common Stock

7. Sole Dispositive Power

8. Shared Dispositive Power 65,510,174 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 65,510,174 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)?

11. Percent of Class Represented by Amount in Row (9) 13.90%

12. Type of Reporting Person (See Instructions) OO

CUSIP No:02156A105

1. Names of Reporting Persons. Keith Lee

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)___
(b)___
3. SEC Use Only
4. Citizenship or Place of Organization  United States of America

Number of Shares Beneficially Owned by
Each Reporting Person With
5. Sole Voting Power 500,000 shares of Common Stock

6. Shared Voting Power 65,510,174 shares of Common Stock

7. Sole Dispositive Power 500,000 shares of Common Stock

8. Shared Dispositive Power 65,510,174 shares of Common Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person 66,010,174 shares of Common Stock

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)?

11. Percent of Class Represented by Amount in Row (9) 14.00%

12. Type of Reporting Person (See Instructions) IN; HC

CUSIP No:02156A105

This Amendment No. 1 (this Amendment) amends the statement on Schedule 13G filed on July 12, 2022 (the Original Schedule 13G) with respect to the Common Stock, no par value(the Common Stock) of Altitude International Holdings, Inc. (the Company). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 2 and Item 4 in its entirety as set forth below.

Item 2(a).
Name of Person Filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as the Reporting Persons, with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

This Schedule 13G is being filed on behalf of (i) Feenix Venture Partners, LLC, a Delaware limited liability company, (ii) FVP Opportunity Fund III, LP, a Delaware limited partnership, (iii) FVP Opportunity Fund IV, LP, a
Delaware limited partnership, (iv) Feenix Venture Partners Opportunity
Fund, LP, a Delaware limited partnership, (v) Feenix Venture Partners Opportunity Fund II, LP, a Delaware limited partnership, (vi)
FVP Investments, LLC, a Delaware limited liability company, and (vii) Keith Lee, an individual who is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).
Address of Principal Business Office or, if None, Residence:
The address of the business office of each of the Reporting Persons is:

1201 Broadway,
Suite 701, New York, NY 10001

Item 2(c).
Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).
Title of Class of Securities: Common Stock, no par value
(the Common Stock)

Item 2(e).
CUSIP Number: 02156A105

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a)(c) is set forth in Rows 5 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 471,375,707 shares of Common Stock outstanding as of September 2, 2022 as reported in the Issuers Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the U.S. Securities and Exchange Commission on July 29, 2022 and gives effect to the issuance of an aggregate of 102,754,802 shares of Common Stock issued as loan consideration pursuant to that certain Loan Agreement, dated as of September 2, 2022 as described in the Companys Current Report on Form 8-K filed on September 8, 2022.

Mr. Lee and Feenix Venture Partners, LLC shares authority and responsibility for the investments made on behalf of FVP Opportunity
Fund III, LP, FVP Opportunity Fund IV, LP,
Feenix Venture Partners Opportunity Fund, LP, Feenix Venture Partners Opportunity Fund II, LP, and FVP Investments, LLC.
Feenix Venture Partners, LLC is
the investment manager for each of FVP Opportunity Fund III, LP, FVP Opportunity Fund IV, LP, Feenix Venture Partners Opportunity Fund, LP, Feenix Venture Partners Opportunity Fund II, LP, and FVP Investments, LLC and Mr. Lee is the Chief Executive Officer of Feenix Venture Partners, LLC. As such, Mr. Lee may be deemed to be the beneficial owner of all shares of Common Stock held by each of FVP Opportunity Fund III, LP, FVP Opportunity Fund IV, LP,
Feenix Venture Partners Opportunity Fund, LP,
Feenix Venture Partners Opportunity Fund II, LP, and
FVP Investments, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another
Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

FEENIX VENTURE PARTNERS, LLC
By:_/s/ Keith Lee_____________________
       Keith Lee, Chief Executive Officer

FVP OPPORTUNITY FUND III, LP
By:	FVP Fund III GP, LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FVP OPPORTUNITY FUND IV, LP
By:	FVP Fund IV GP, LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FEENIX VENTURE PARTNERS OPPORTUNITY FUND, LP
By:	FVP Opportunity Fund GP LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FEENIX VENTURE PARTNERS OPPORTUNITY FUND II, LP
By:	FVP Opportunity Fund II GP LLC, its General Partne
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FVP INVESTMENTS, LLC
By:_ /s/ Keith Lee_____________________
Keith Lee, Managing Member
_/s/ Keith Lee_______________________________________
Keith Lee


EXHIBIT INDEX
Exhibit1 Joint Filing Agreement as required by Rule13d1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: September 15, 2022
FEENIX VENTURE PARTNERS, LLC
By:_/s/ Keith Lee_____________________
Keith Lee, Chief Executive Officer

FVP OPPORTUNITY FUND III, LP
By:	FVP Fund III GP, LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FVP OPPORTUNITY FUND IV, LP
By:	FVP Fund IV GP, LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FEENIX VENTURE PARTNERS OPPORTUNITY FUND, LP
By:	FVP Opportunity Fund GP LLC, its General Partner
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FEENIX VENTURE PARTNERS OPPORTUNITY FUND II, LP
By:	FVP Opportunity Fund II GP LLC, its General Partne
By:	/s/ Keith Lee
Name:	Keith Lee
Title:	Managing Member

FVP INVESTMENTS, LLC
By:_ /s/ Keith Lee_____________________
Keith Lee, Managing Member
_/s/ Keith Lee_______________________________________
Keith Lee